Mail Stop 3561

June 14, 2006

Via U.S. Mail
Mark Landschulz
Origen Residential Securities, Inc.
27777 South Franklin Road
Suite 1700
Southfield, MI 48034

Re: Origen Residential Securities, Inc.
        Registration Statement on Form S-3
        Post-Effective Amendment No. 1
        Filed May 18, 2006
        File No. 333-117573

Dear Mr. Landschulz,

        We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. All page references below correspond to the version of your filing provided by counsel. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Mark Landschulz
Origen Residential Securities, Inc.
June 14, 2006
Page 2

Registration Statement on Form S-3

General

1. Please confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositors that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. We note your disclosure on page 15 of the base prospectus that pool assets may include "other property as may be specified in the related prospectus supplement" and on page 37 of the base prospectus that credit enhancements may include "another form specified in the prospectus supplement". Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above, as well as any other similar "catch-all" language.

5. We note your reference to "an index" in relation to adjustable rate assets on pages 5, 29, 31 and 49. Please revise the base prospectus to identify all indices that may be used to determine interest payments or confirm that, in any case, they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index. Refer to Item 1113(a)(3) of Regulation AB.

Base Prospectus

Prepayment and Yield Considerations, page 25
Yield Considerations, page 26

6. We note your disclosure in the second paragraph on page 27 that delinquent assets may be included in an asset pool. Please confirm that delinquent assets will comprise less than 20% of each asset pool. Refer to General Instruction I.B.5 to Form S-3.

7. Additionally, please confirm that no non-performing assets will be included in the asset pool. Refer to Item 1101(c)(2)(iii) of Regulation AB.

Substitution of Contracts or Mortgage Loans, page 31

8. We note from page 31 of the base prospectus that in addition to substitutions of pool assets that can occur for breaches of representations and warranties, the depositor may substitute assets "to the extent described in the prospectus supplement." Please provide bracketed disclosure in an appropriate place in the prospectus supplement of these other circumstances. Refer to Item 1101(c)(1) and (c)(3) of Regulation AB, and footnote 207 to SEC Release 33-8518.

Asset-Backed Securities, page 32

9. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Securities Act Rule 190 for asset-backed securities. Refer to Section III.A.6 of SEC Release 33-8518. Also, your prospectus supplement does not contemplate a pool that includes such securities. Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided. Please provide bracketed disclosure in the prospectus supplement reflecting the disclosure you will provide if the asset-backed securities are included in the asset pool of an issuing entity.

Pre-Funding, page 34

10. We note that the prefunding period will not exceed 50% of the "principal amount of the securities issued" and will not exceed 50% of the "scheduled principal balance of the assets included in the trust estate, inclusive of the related pre-funded amount, as of the cut-off date". Please revise to clarify that the prefunding

account will not exceed 50% of the <u>proceeds of the offering</u>. Refer to Item 1101(c)(3)(ii) of Regulation AB.

Credit Enhancement, page 37

11. We note your disclosure from pages 2 and 3 of several forms of credit enhancement that are not described in this section, including allocation of losses, excess interest, and excess cash flow. Please ensure that this section describes all forms of credit enhancement that may be used. A list of credit enhancements is not sufficient. Rather, each credit enhancement should be described in the base prospectus. Refer to Item 1114 of Regulation AB.

12. We note that credit enhancement and hedge agreements for a series "may be structured so as to protect against losses relating to more than one issuing entity." Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security. In your response please tell us which forms of credit support and hedge agreements may applied concurrently to more than one issuing entity.

Hedge Agreements, page 42

13. We note your disclosure here that "[a]n issuing entity may hold an interest rate swap agreement, an interest rate cap agreement, or similar derivative contract providing limited protection against interest rate risks, realized losses and other risks." Similar disclosure about entering into derivative contracts to hedge against "other risks" appears on pages 3 and 37. In addition, you reference "interest rate or other swap agreements" in the second paragraph on page 6. Please revise to either remove this language and similar language throughout the filing or to list the derivative instruments to which you refer. Additionally, confirm that any derivative arrangement you intend to use will be limited to an interest or currency agreement.

14. We also note that you may enter into interest rate swap or cap agreements. Please confirm that, if a takedown includes an interest rate swap or cap agreement, you will provide the descriptive information required by Item 1115(a) of Regulation AB, including the significant percentage the interest rate represents. Likewise, please confirm that you will provide the financial information as outlined in Item 1115(b) if the aggregate significant percentage is 10% or more.

15. Confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

Guarantees or Letters of Credit, page 42

16. Please revise to include a separate description of the types of guarantees you intend to use. Please also revise to delete the second reference to letters of credit on page 42 or explain how it is different from the description on page 41.

Prospectus Supplement

Cover Page

17. Please revise to specify that the notes will represent obligations of the issuing entity only. Refer to Item 1102(d) of Regulation AB.

Summary

18. We note that you identify Origen Financial LLC as the Sponsor and Origen Securitization Company, LLC as the Seller on page S-4 of the summary. We also note that you have identified these entities as the "Originator and Seller" and "Seller and Sponsor" on the cover page. Please revise to clarify the apparent discrepancy. When referring to transaction parties, please use the terminology set out in Regulation AB. Also, it appears that the "Seller" should be referred to as the "originator." In this regard, revise your disclosure throughout the form of prospectus supplement and the base prospectus.

19. We note the bracketed disclosure on page S-4 identifying the indenture trustee. Please provide bracketed language in an appropriate place in the prospectus supplement describing to what extent the trustee has had prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets. Refer to Item 1109(b) of Regulation AB.

20. We note from page S-5 that the trust will acquire initial assets and additional assets. Please explain why the additional assets are acquired apart from the initial assets and why they have a different cut-off date. We also note your statement that disclosed information only relates to the initial assets. Please explain how you intend to convey information relating to material characteristics of the additional assets to investors. Refer to Item 1103(2) and Item 1111 of Regulation AB.

21. Please briefly summarize the circumstances under which assets can be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

The Sponsor, the Seller, the Depositor and the Issuing Entity, page S-19
The Sponsor, page S-19

22. Please include to the extent material information regarding the size, composition, and growth of the sponsor's portfolio of assets of the type to be securitized. Refer to Item 1104(c) of Regulation AB.

Underwriting Policies, S-21
Purchased Contracts, page S-24

23. We note your bracketed disclosure regarding the underwriting policies of "significant originators, if any." Please revise to provide bracketed disclosure indicating that you will identify originators both here and in the summary that originated or are expected to originate 10% or more of the pool assets and that you will provide all the additional disclosure required by Item 1110(b) of Regulation AB with respect to any originators that originated or are expected to originate 20% or more of the pool assets.

The Servicer, the Subservicer and the Backup Servicer, S-24
The Servicer, page S-24

24. We note that Origen Financial LLC is the servicer on the contracts. Please provide the size, composition, and growth of the servicer's portfolio of serviced assets of the type included in the current transaction, and provide other identifying information and experience unless provided elsewhere in the prospectus. Refer to Item 1108(b) of Regulation AB.

Undertakings

25. Please provide the undertaking required by Item 512(k)(a)(1)(ii) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3316.

Sincerely,

Messeret Nega
Attorney-Advisor

cc: <u>Via Facsimile (804) 344-7999</u>
       Thomas Hiner, Esq.
       Hunton & Williams